Exhibit 99.1

Execution Version

11,510,000 Common Shares

Fortis Inc.

UNDERWRITING AGREEMENT

November 26, 2019

November 26, 2019

Scotia Capital Inc.

CIBC World Markets Inc.

RBC Dominion Securities Inc.

BMO Nesbitt Burns Inc.

TD Securities Inc.

Morgan Stanley Canada Limited

National Bank Financial Inc.

Wells Fargo Securities Canada, Ltd.

Desjardins Securities Inc.

Industrial Alliance Securities Inc.

MUFG Securities (Canada), Ltd.

c/o Scotia Capital Inc.

Scotia Plaza

62nd Floor, 40 King St. West

Toronto, Ontario, M5H 3Y2

Ladies and Gentlemen:

Fortis Inc., a corporation continued under the Corporations Act (Newfoundland and Labrador) (the “Corporation”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 11,510,000 common shares of the Corporation (the “Firm Shares”).

The Corporation also proposes to issue and sell to the several Underwriters not more than an additional 1,726,500 common shares of the Corporation (the “Additional Shares”) if and to the extent that Scotia Capital Inc. (“Scotia Capital”) CIBC World Markets Inc. (“CIBC”) and RBC Dominion Securities Inc. (“RBC”), as the bookrunners (collectively, the “Bookrunners” or “you”) of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such shares granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares”.

The Corporation is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), in connection with a distribution of the Shares in each of the provinces of Canada (the “Canadian Qualifying Jurisdictions”) to file a prospectus in the form of a short form base shelf prospectus. A preliminary short form base shelf prospectus and a final short form base shelf prospectus, in each case, in respect of up to C$2,500,000,000 of common shares, first preference shares, second preference shares, subscriptions receipts, and debt securities of the Corporation (the “Shelf Securities”) have been filed with the Ontario Securities Commission (the “OSC”), as principal regulator, and with each of the securities commissions or similar regulatory authorities (the “Canadian Securities Commissions”) in each of the Canadian Qualifying Jurisdictions in respect of the offering of the Shelf Securities; a receipt (the “Preliminary Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such preliminary short form base shelf prospectus; and a receipt (the “Final Receipt”) has been obtained from the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriters (together with all documents filed in connection therewith and all documents incorporated by reference therein). No other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the OSC as principal regulator and/or with any of the other Canadian Securities Commissions except for any documents heretofore delivered to the Underwriters; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Shares) has been issued by the OSC or any other Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Corporation’s knowledge, threatened by the OSC or any other Canadian Securities Commission (the final short form base shelf prospectus filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions on or before the date of this Agreement for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Canadian Securities Commissions pursuant to the Passport System being hereinafter called the “Canadian Base Prospectus”). The preliminary prospectus supplement, dated November 25, 2019, relating to the offering of the Shares used in Canada which excludes the public offering price and other final terms, together with the Canadian Base Prospectus, is hereafter called the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the offering of the Shares, which includes the public offering price and other final terms omitted from the Canadian Preliminary Prospectus, to be filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 8(b) hereof (the “Canadian Supplement”, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”). As used herein, the terms “Canadian Base Prospectus”, “Canadian Preliminary Prospectus”, “Canadian Supplement” and “Canadian Prospectus” shall in each case include the documents incorporated by reference therein.

The Corporation has filed with the Securities and Exchange Commission (the “Commission” or “SEC”) a registration statement on Form F-10 (File No. 333-228593), as amended, relating to the Shelf Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement; there are no reports or other information that in accordance with the requirements of the OSC or any Canadian Securities Commission must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required; there are no documents required to be filed with the OSC or any Canadian Securities Commission in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement (as defined below) or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required. The registration statement as amended to the date of this Agreement is hereinafter called the “Registration Statement”; the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “U.S. Base Prospectus”. For purposes of this Agreement, “U.S. Preliminary Prospectus” means the preliminary prospectus supplement, dated November 25, 2019, relating to the offering of the Shares, which excludes the public offering price and other final terms, together with the U.S. Base Prospectus, filed with the Commission pursuant to General Instruction II.L of Form F-10, and “U.S. Prospectus” means the final prospectus supplement relating to the offering of the Shares, which includes the public offering price and other final terms omitted from the U.S. Preliminary Prospectus, together with the U.S. Base Prospectus, to be filed with the Commission pursuant to General Instruction II.L of Form F-10 in accordance with Section 8(b) hereof. As used herein, the terms “Registration Statement”, “U.S. Base Prospectus”, “Time of Sale Prospectus”, “U.S. Preliminary Prospectus” and “U.S. Prospectus” shall in each case include the documents incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), “Time of Sale Prospectus” means the U.S. Preliminary Prospectus, together with the term sheet and other free writing prospectuses, if any, each identified in Schedule II hereto, in each case, exclusive of any amendment or supplement subsequent to the execution of this Agreement, and “Applicable Time” means 5:35 p.m. (Toronto Time) on November 25, 2019.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or any free writing prospectus shall include any document subsequently filed by the Corporation pursuant to the Shelf Procedures or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, if applicable.

Concurrently with the execution of this Agreement, the Corporation entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor providing for the sale by the Corporation to certain investment funds managed by the institutional investor (the “Purchasers”) of 9,587,728 common shares of the Corporation (the “Concurrent Offering Shares”) at a price of C$52.15 per common share, for total gross proceeds of C$500,000,015 (the “Concurrent Offering”). The completion of the offering of the Shares and the completion of the Concurrent Offering are not conditioned on each other.

Where the phrase “to the knowledge of the Corporation” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is being qualified by such phrase, that such representation and warranty or other statement is being made based on the actual knowledge of Barry V. Perry, Jocelyn H. Perry and James R. Reid, after due inquiry.

1.                            Representations and Warranties of the Corporation. The Corporation represents and warrants to and agrees with each of the Underwriters that:

(a)         Effectiveness of Registration Statement. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or to the Corporation’s knowledge, threatened by the Commission; the Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Canadian Securities Commissions in respect of the Canadian Base Prospectus and no order or action that would have the effect of suspending the distribution of the Shares has been issued or taken by any Canadian Securities Commission and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by any Canadian Securities Commission.

(b)         No Misstatement or Omission. (i)  The Registration Statement did not contain, when it became effective, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii)  the Canadian Prospectus will, when the Canadian Supplement is filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws (as defined below), and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (iii) the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus comply and will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder (the “Rules and Regulations”), (iv) the Canadian Preliminary Prospectus and the Canadian Prospectus comply and will comply in all material respects with Canadian Securities Laws, (v)  the Time of Sale Prospectus, as of the Applicable Time did not, as of the date hereof does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Prospectus is not yet available to prospective purchasers, the Time of Sale Prospectus, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects, and (vi)  each of the Prospectuses as of their dates and as of the Closing Date (as defined in Section 5 hereof) does not contain and will not contain any untrue statement of a material fact or omit to state a material fact, necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and will be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Canadian Securities Laws, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)          Compliance with Canadian Securities Laws. The Corporation has complied with all applicable securities laws in each of the Canadian Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions and all discretionary rulings and orders applicable to the Corporation, if any, of the Canadian Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Corporation to qualify the distribution of the Shares as contemplated hereby in each of the Canadian Qualifying Jurisdictions except for the filing of the Canadian Supplement.

(d)         Corporation not Ineligible Issuer. The Corporation is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II or III hereto, and electronic road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus. The Corporation meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(e)          Incorporated Documents. Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Prospectus or the Canadian Prospectus, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Preliminary Prospectus, the Canadian Prospectus, the Time of Sale Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein.

(f)           Incorporation and Good Standing of Corporation. The Corporation has been duly continued and is validly existing under the laws of Newfoundland and Labrador and has all corporate power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Time of Sale Prospectus and to own and lease its properties and assets as will be described in the Registration Statement, Prospectuses and the Time of Sale Prospectus in each jurisdiction in which it carries on or proposes to carry on its business or owns, leases, or operates or proposes to own, lease or operate its properties and assets.

(g)          Incorporation and Good Standing of Material Subsidiaries. Each Material Subsidiary (as defined below) has been duly incorporated or otherwise formed and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, Prospectuses and the Time of Sale Prospectus; the Corporation owns, directly or indirectly, all of the issued and outstanding shares of each of its subsidiaries, except as is or will be described in the Registration Statement, Prospectuses and the Time of Sale Prospectus and, subject to certain share transfer restrictions contained in legislation applicable to such subsidiaries, all such shares owned by the Corporation are free and clear of any pledge, lien, security interest, charge, claim or encumbrance (except for any encumbrances granted by subsidiaries of the Corporation in favor of the Corporation or another wholly owned subsidiary of the Corporation). Other than FortisBC Energy Inc., UNS Energy Corporation and ITC Holdings Corp. (collectively, the “Material Subsidiaries” and each a “Material Subsidiary”), and subsidiaries that are solely holding companies and do not directly own any operating assets, carry on any active business or engage in any financing activities (except for financing activities solely related to intercorporate transactions or to the indebtedness of an operating subsidiary of such holding company), there is no subsidiary of the Corporation for which the amount of the Corporation’s share of such subsidiary’s shareholders’ equity therein exceeds 10% of the shareholders’ equity of the Corporation or the amount of the Corporation’s share of the total assets therein exceeded 10% of the Corporation’s total assets as of the last day of the most recently completed fiscal quarter for which financial statements are available.

(h)         Compliance with Applicable Laws. Each of the Corporation and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations in each jurisdiction in which it carries on a material portion of its business and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates any material portion of its properties or carries on any material portion of its business to enable its business and assets to be owned, leased and operated (including holding in good standing all permits, licenses, franchises and approvals required by the Canadian National Energy Board, the U.S. Federal Energy Regulatory Commission and each other federal, provincial, state or local governmental body or agency responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services including pipelines, transmission and distribution lines, storage facilities and related facilities and equipment, or where required, the import or export of such commodities or services, in any jurisdiction where the Corporation and its subsidiaries conduct their electric and gas utilities related activities, and no revocation or limitation of any such permit, license, franchise or approval is pending or, to the knowledge of the Corporation, threatened and neither the Corporation nor any of its subsidiaries is in default or violation of any such permit, license, franchise or approval), except to the extent that the failure to so comply or to be so licensed, registered or qualified would not have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), and all such licenses, registrations or qualifications which are material are valid and existing in good standing.

(i)             No Defaults. None of the Corporation or the Material Subsidiaries is in violation of its constating documents or its by-laws, in any material respect; and none of the Corporation or its Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject which would have a material adverse effect on the Corporation and its subsidiaries (taken as a whole).

(j)            Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Davies Ward Phillips & Vineberg LLP referred to in Section 6(d).

(k)         No Consents Required. Except as shall have been made or obtained on or before the Applicable Time, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Shares or the consummation of the transactions contemplated herein.

(l)             Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Time of Sale Prospectus, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Time of Sale Prospectus, to the extent required by applicable law, and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(m)     No Material Adverse Change. Except as has been disclosed in the Registration Statement, Prospectuses, and Time of Sale Prospectus, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole).

(n)         Financial Information. The audited comparative consolidated financial statements of the Corporation, including the auditors’ report and notes in respect thereof, and any unaudited comparative consolidated financial statements and notes in respect thereof incorporated by reference in the Registration Statement, the Prospectuses and the Time of Sale Prospectus present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of Canadian Securities Laws and the Securities Act and have been prepared in conformity with U.S. generally accepted accounting principles, in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein). Any selected financial data set forth in the Registration Statement, the Prospectuses, and the Time of Sale Prospectus fairly presents, on the basis stated therein, the information included therein.

(o)         Legal Proceedings. Except as disclosed in each of the Registration Statement, the Prospectuses and the Time of Sale Prospectus, there is no action, suit or proceeding (whether or not purportedly by or on behalf of, the Corporation or the Corporation’s subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency having jurisdiction over the Corporation or any of its subsidiaries, domestic or foreign, which in any way materially adversely affects or could reasonably be expected to materially adversely affect the business, operations or condition of the Corporation (financial or otherwise).

(p)         No Violation. The Corporation is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement and the distribution of the Shares by the Corporation will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, (i) any term or provision of the articles, by-laws or resolutions of the directors (or any committee thereof) or the shareholders of the Corporation, or its subsidiaries, as applicable; (ii) in any material respect, any material mortgage, note, indenture, contract, agreement, instrument, lease or other document of which any of the Corporation, or its subsidiaries, is a party or by which it is bound; or (iii) in any material respect, any judgment, decree, order, statute, rule or regulation applicable to the Corporation.

(q)         Compliance with Anti-Corruption Laws. (A) None of the Corporation nor any of its subsidiaries, or any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Corporation or any of its subsidiaries, has: (i) made or provided any unlawful contribution or gift or paid for or provided any unlawful entertainment or expense relating in either case to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, to the extent applicable to the Corporation or such subsidiary; (iv) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), to the extent applicable to the Corporation or such subsidiary; or (v) made or provided any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; and (B) neither the Corporation nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering of the Shares in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(r)            Compliance with Anti-Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Corporation and its subsidiaries conduct business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(s)           Sanctions. None of the Corporation, any of its subsidiaries or any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Corporation will not directly or indirectly use the proceeds of the offering of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject or the target of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(t)            Internal and Disclosure Controls. (A) The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable securities laws; and (B) the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures were effective as of September 30, 2019.

(u)         Tax Returns. Except as disclosed in each of the Registration Statement, the Prospectuses and the Time of Sale Prospectus: (i) the Corporation and each of its Material Subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole); and (ii) the Corporation is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Material Subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole).

(v)         No Regulatory Approvals Required. No consent, approval, authorization or order of registration, qualification, recording or filing with the U.S. Federal Energy Regulatory Commission is required to be obtained or made by the Corporation pursuant to the provisions of the Natural Gas Act, 15 U.S.C. §§ 717, et seq., the Federal Power Act, 16 U.S.C. §§ 791a, et seq., the Interstate Commerce Act, 49 U.S.C. App. §§ 1, et seq., and regulations thereunder as a condition to the (i) issuance, sale or delivery by the Corporation of the Shares pursuant to this Agreement or (ii) execution and delivery by the Corporation of this Agreement or the performance of its obligations hereunder.

(w)       Capitalization. The Corporation is authorized to issue an unlimited number of Shares, an unlimited number of first preference shares in the capital of the Corporation, issuable in series, and an unlimited number of second preference shares in the capital of the Corporation, issuable in series.

(x)         The Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable.

(y)         No Preemptive Rights. Except as provided for herein, under the Subscription Agreement and under the Corporation’s stock option plan, dividend reinvestment and share purchase plan, employee share purchase plan and any other Share-settled executive compensation plan, restricted share unit plan, (as each of the foregoing may be amended or amended and restated from time to time), adopted by the Corporation or any of its subsidiaries from time to time, no person has any agreement, option, right or privilege (whether preemptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares.

(z)          No Orders. No Canadian Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any requirement of Canadian Securities Laws or of the Exchange Act, the Securities Act or the regulations thereunder.

(aa)  Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and the Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and the NYSE, as applicable, with respect thereto.

(bb)  Canadian Reporting Issuer. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists.

(cc)    Transfer Agent and Registrar. Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(dd)  Investment Company Act. The Corporation is not and, after giving effect to the offer and sale of the Shares and the Concurrent Offering Shares and the application of the net proceeds as described in the Registration Statement, the Prospectuses and the Time of Sale Prospectus, will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(ee)    Independent Accountants. Deloitte LLP, the Corporation’s auditors, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered its report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement, Prospectuses, and the Time of Sale Prospectus, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

(ff)      No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Shares.

(gg)    No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses or the Time of Sale Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Registration Statement, the Prospectuses and the Time of Sale Prospectus under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Enforceability of Civil Liabilities” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(hh)  Compliance with Environmental Laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Time of Sale Prospectus, the Corporation and its subsidiaries, are (i) in substantial compliance with all applicable Environmental Laws (as defined below), (ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), whether or not arising from transactions in the ordinary course of business. Except as set forth in the Registration Statement, the Prospectuses and the Time of Sale Prospectus, neither the Corporation nor any of its subsidiaries, has been named as a “potentially responsible party” under the

United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation.

2.                            Representations and Warranties of the Underwriters. Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a)                                 it is, and will remain so, until the completion of the offering of the Shares, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)                                 it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein.

The representations and warranties of each of the Underwriters contained in this Agreement shall be true as of the Closing Date as though they were made on the Closing Date and they shall survive the completion of the transactions contemplated under this Agreement until the completion of the distribution of the Shares.

3.                            Agreements to Sell and Purchase. The Corporation hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly (nor jointly and severally), to purchase from the Corporation at C$52.15 per Share (the “Purchase Price”) all (but not less than all) of the Firm Shares in the respective amounts set forth in Schedule I hereto opposite such Underwriter’s name.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Corporation grants an option to the Underwriters to acquire the Additional Shares accordance with this paragraph and agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly (nor jointly and severally), up to 1,726,500 Additional Shares at the Purchase Price. Scotia Capital, CIBC and RBC may exercise this right on behalf of the Underwriters in whole or in part or from time to time by giving written notice not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least three business days after the written notice is given and may not be earlier than the Closing Date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares and for market stabilization purposes. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly (nor jointly and severally), to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

In consideration of the agreement on the part of the several Underwriters to purchase the Shares and to offer them to the public pursuant to the Prospectuses, the Underwriters shall be entitled to receive from the Corporation at the time of closing on the Closing Date or the Option Closing Date, as applicable, a fee equal to 4.0% of the gross proceeds to the Corporation from the Shares purchased on the Closing Date or the Option Closing Date, as applicable.

4.                            Terms of Public Offering. The Corporation is advised by you that the Underwriters commenced a public offering of their respective portions of the Shares. The Corporation is further advised by you that the Shares have been offered to the public initially at C$52.15 per Share (the “Public Offering Price”). The Corporation acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Public Offering Price after the Underwriters have made reasonable efforts to sell the Shares at the Public Offering Price.

5.                            Payment and Delivery. Payment for the Firm Shares to be sold by the Corporation shall be made to the Corporation in immediately available funds in Toronto against delivery of such Firm Shares for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on December 3, 2019, or at such other time on the same or such other date, not later than December 24, 2019, as shall be agreed by the Corporation and you. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Corporation in immediately available funds in Toronto against delivery of such Additional Shares for the respective accounts of the several Underwriters at or before 8:30 a.m., Toronto time, on each Option Closing Date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than December 24, 2019, as shall be agreed by the Corporation and you.

The Corporation shall have arranged, prior to the Closing Date, for the registration and issue of the Shares to be made electronically through the non-certificated inventory system of CDS Clearing and Depositary Services Inc. or, if not possible, by means of a certificate or certificates registered in the name of Scotia Capital or as Scotia Capital may otherwise direct for the Shares (the “Delivery Mode”). The Firm Shares and Additional Shares shall be registered in such names and in such denominations as Scotia Capital, CIBC and RBC shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to Scotia Capital through the Delivery Mode, on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.                            Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)         Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective, anticipated or threatened change, in the condition, financial or otherwise, or in the earnings, business, assets, prospects or operations of the Corporation, from that set forth in each of the Time of Sale Prospectus and the Prospectuses as of the date of this Agreement that, in your sole judgment, could reasonably be expected to be material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in each of the Time of Sale Prospectus and the Prospectuses.

(b)         The representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date and the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; the Underwriters shall have received on the Closing Date a certificate signed by the Chief Executive Officer and Chief Financial Officer (or other authorized signatory of the Corporation acceptable to you), dated the Closing Date, (i) to the effect set forth in this Section 6(b) and (ii) stating that, subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any material adverse effect on the Corporation and its subsidiaries (taken as a whole), and the Underwriters shall have received on the Closing Date a certificate signed by the Chief Financial Officer, dated the Closing Date, in the form attached hereto as Schedule VI.

(c)          The Underwriters having received on the Closing Date, a certificate dated such date signed by the Secretary of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters, acting reasonably, with respect to:

(i)             the constating documents of the Corporation;

(ii)          the resolutions of the directors of the Corporation relevant to the offering, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement and the other agreements and transactions contemplated by this Agreement; and

(iii)       the incumbency and signatures of signing officers of the Corporation.

(d)         The Underwriters shall have received on the Closing Date a favourable legal opinion, substantially similar to the form attached hereto as Schedule IV, from Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably.

(e)          The Underwriters shall have received on the Closing Date an opinion, substantially similar to the form attached hereto as Schedule V, of Davies Ward Phillips & Vineberg LLP, outside U.S. counsel for the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably.

(f)           The Underwriters shall have received on the Closing Date an opinion of each of Stikeman Elliott LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Underwriters, dated the Closing Date, in a form and substance acceptable to the Underwriters, acting reasonably.

(g)          The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Deloitte LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than two business days prior to the Closing Date.

(h)         The Underwriters shall have received, on the date of filing of each of the Canadian Preliminary Prospectus and the Canadian Prospectus, an opinion dated as of each such date, in form and substance satisfactory to the Underwriters, from: (A) Gowlings LLP, to the effect that the French language version of the Canadian Base Prospectus, together with each document incorporated by reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof; (B) Davies Ward Phillips & Vineberg LLP, to the effect that the French language version of the Canadian preliminary prospectus supplement and Canadian Supplement (other than financial data contained therein or omitted therefrom), as applicable, is a complete and proper translation of the English version thereof; and (C) the Corporation’s auditors to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Preliminary Prospectus or Canadian Prospectus, as applicable, is a complete and proper translation of the English version thereof, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(i)             (i) The Canadian Preliminary Prospectus and the Canadian Prospectus shall have been filed with the OSC and each of the other Canadian Securities Commissions under the Shelf Procedures and (ii) the U.S. Preliminary Prospectus and the U.S. Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder.

(j)            The Shares to be sold on the Closing Date shall have been approved for listing on the NYSE, subject only to official notice of issuance, and duly listed and posted for trading on the TSX, in each case, as of the opening of trading on the Closing Date, subject to the Corporation providing the TSX with customary documentation.

(k)         The several obligations of the Underwriters to purchase Additional Shares hereunder upon the exercise by the Underwriters of their right to do so are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance and listing and posting for trading of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares, including without limitation (i) legal opinions in form and substance satisfactory to counsel to the Underwriters, acting reasonably, and (ii) certificates of officers of the Corporation to the effect set forth in Section 6(b).

(l)             On or before the Closing Date, the Underwriters and counsel for the Underwriters shall have received such other information, documents, certificates and opinions as they may reasonably require in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

7.              Waiver. The Corporation shall use its commercially reasonable efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any subsequent breach, provided that any such waiver or extension must be in writing.

8.              Covenants of the Corporation. The Corporation covenants with each Underwriter as follows:

(a)         To furnish to Scotia Capital, CIBC and RBC in Toronto or as directed by Scotia Capital, CIBC and RBC without charge, prior to 10:00 a.m. Toronto time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 8(e) below, as many copies of the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request. Each delivery of the Prospectuses, will constitute the additional representation and warranty of the Corporation to the Underwriters that, at the respective times of delivery, the Prospectuses being delivered (i) do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) do not contain misrepresentation (within the meaning of applicable Canadian Securities Laws), and (iii) constitute full, true and plain disclosure of all material facts required to be disclosed by applicable law.

(b)         To prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and (i) to file the Canadian Prospectus with the OSC and each of the other Canadian Securities Commissions in accordance with the Shelf Procedures not later than the OSC’s close of business on the business day following the execution and delivery of this Agreement and (ii) to file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act not later than the Commission’s close of business on the business day following the date of the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Time of

Sale Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object; provided that the foregoing shall not in any way prevent or impair the ability of the Corporation to comply with its obligations under applicable law.

(c)          To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Corporation and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)         Not to take any action that would result in an Underwriter or the Corporation being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)          If at any time following the date of execution of this Agreement until the completion of the distribution of the Shares for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, to promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation (within the meaning of applicable Canadian Securities Laws).

(f)           If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as so amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as so amended or supplemented, will comply with applicable law.

(g)          If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Corporation) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the

Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as so amended or supplemented, will comply with applicable law.

(h)         To comply with section 57 of the Securities Act (Ontario) and with comparable provisions of Canadian Securities Laws and the Securities Act and the rules and regulations of the SEC thereunder, and prepare and file or deliver promptly at your request, any amendment or supplement to the Prospectuses, which, in your opinion may be necessary, to continue to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions and the United States.

(i)             To make generally available to the Corporation’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Corporation occurring after the date of this Agreement which shall satisfy the provisions of section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(j)            Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the Corporation’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Corporation’s counsel and the Corporation’s auditors in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any Marketing Materials (as hereinafter defined), any free writing prospectus prepared by or on behalf of, used by, or referred to by the Corporation and amendments and supplements to any of the foregoing, including all regulatory and stock exchange filing fees and the costs and charges of any transfer agent, registrar, custodian or depositary, all printing and translation costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (iv) the cost of printing certificates representing the Shares, if applicable, (v) the document production charges, and (vi) all other costs and expenses incident to the performance of the obligations of the Corporation hereunder for which provision is not otherwise made in this Section. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and the Underwriters’ “out of pocket” expenses shall be borne by the Underwriters, subject in each case to the last paragraph of section 12 of this Agreement.

(k)         To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and, through the period of distribution of the Shares, maintain the listing of the Shares on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(l)             To use the net proceeds of the offering of Shares in the manner specified in each of the Time of Sale Prospectus and the Prospectuses and for no other purpose.

(m)     Not to, directly or indirectly, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Shares or related financial instruments or securities convertible or exchangeable into Shares (including, without limitation, Shares) during the period commencing on the date of execution of this Agreement and ending 90 days after the Closing Date, without the prior written consent of Scotia Capital, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, except for: (i) the issuance of Shares in connection with the exercise of any currently outstanding options of the Corporation; (ii) the issuance of options or restricted share units to acquire Shares pursuant to any stock option plan or equity based compensation plan of the Corporation, as each such plan may be amended from time to time, and the issuance of Shares on the exercise or vesting thereof; (iii) the issuance of performance share units, deferred share units or other stock-based compensation arrangements of the Corporation pursuant to any stock based compensation plan of the Corporation, as each such plan may be amended from time to time; (iv) the issuance of Shares pursuant to the dividend reinvestment and share purchase plan and employee share purchase plan of the Corporation, as each such plan may be amended from time to time, (v) the issuance of Shares pursuant to the offering contemplated by this Agreement, including as a result of the exercise of the option option by the Underwriters to acquire the Additional Shares; and (vi) the issuance of up to 9,587,728 Shares in the Concurrent Offering.

(n)         [Intentionally deleted.]

(o)         During the distribution of the Shares: (i) the Corporation shall prepare, in consultation with the Underwriters and their counsel, any “marketing materials” (as such term is defined in National Instrument 41-101 — General Prospectus Requirements) (“NI 41-101”) (“Marketing Materials”), including any template version thereof, to be provided to potential investors in the Shares, and approve in writing any such Marketing Materials (including any template version thereof), as may reasonably be requested by the Underwriters, such Marketing Materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably, (ii) Scotia Capital, CIBC and RBC, on behalf of the Underwriters, approve in writing any such Marketing Materials, as contemplated by the Canadian Securities Laws, prior to any Marketing Materials being provided to potential investors of Shares and/or filed with the Canadian Securities Commissions; and (iii) the Corporation shall: (A) file any such Marketing Materials (or any template version thereof) with the Canadian Securities Commissions as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and Scotia Capital, CIBC and RBC, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Shares, and file any such Marketing Materials with the Commission pursuant to Rule 433(d) under the Securities Act on or before the day such Marketing Materials are first provided to any potential investor of the Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (B) remove or redact any comparables from any template version so filed, in compliance with the Shelf Procedures, prior to filing such template version with the Canadian Securities Commissions (but such comparables shall not be removed from the version filed with the Commission pursuant to Rule 433(d) under the Securities Act); provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions in compliance with the Shelf Procedures by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following such filing.

(p)         The Corporation and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Shares or the Corporation other than the Prospectuses and any amendments or supplements thereto and the Marketing Materials in accordance with this Agreement, provided that: (A) any such materials that constitute Marketing Materials have been approved and filed in accordance with Section 8(o); and (B) any such materials that constitute “standard term sheets” as such term is defined in NI 41-101 have been approved in writing by the Corporation and Scotia Capital, CIBC and RBC, on behalf of the Underwriters, and are provided in compliance with Canadian Securities Laws in each case only in the Canadian Qualifying Jurisdictions. For greater certainty, the Purchasers and their affiliates, manager, legal counsel, agents and representatives shall be deemed not to be potential investors for purposes of this Section 8(p).

(q)         Notwithstanding Section 8(o) and 8(p), following the approval and filing of any template version of Marketing Materials in accordance with Section 8(o), the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Shares in accordance with Canadian Securities Laws.

9.                            Covenants of the Underwriters. (a) Each Underwriter severally covenants with the Corporation not to take any action that would result in the Corporation being required to file with the Commission under Rule 433(d) a free writing prospectus (other than the free writing prospectuses, if any, identified in Schedule III hereto, or any free writing prospectus prepared and filed in accordance with the terms of Section 8(o)) prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Underwriter.

(b) The Underwriters hereby severally further covenant and agree with the Corporation the following: (i) during the period of distribution of the Shares by or through the Underwriters, the Underwriters will offer and sell the Shares to the public only in the Canadian Qualifying Jurisdictions and in the United States directly and through other duly registered investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Time of Sale Prospectus, the Prospectuses and in this Agreement; (ii) the Underwriters will use reasonable efforts to sell the Shares at the Purchase Price and if any such Shares remain unsold after such reasonable efforts, the Underwriters may sell such Shares at such price lower than the Purchase Price as is permitted under applicable law; and (iii) the Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Shares, and, as soon as reasonably practicable after completion of the distribution, will provide the Corporation, in writing, with a breakdown of the number of Shares distributed in each of the Canadian Qualifying Jurisdictions where that breakdown is required by a Canadian Securities Commission for the purpose of calculating fees payable to, or making filings with, that Canadian Securities Commission. The Underwriters will (and will cause the Selling Firms to) comply with Canadian Securities Laws and securities laws applicable to the Underwriters in the United States with respect to the offer to sell and the distribution of the Shares. Except in the Canadian Qualifying Jurisdictions and in the United States, the Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Shares or deliver any Prospectuses so as to require the registration of the Shares or the filing of a prospectus with respect to the Shares under the laws of any jurisdiction.

10.       Indemnity and Contribution. (a) The Corporation agrees to indemnify and hold harmless each Underwriter, and each of their respective officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either section 15 of the Securities Act or section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)             any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Preliminary Prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Corporation information that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, or the Prospectuses or any amendment or supplement thereto, or any Marketing Materials, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein,

(ii)          the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the

Commission thereunder or stock exchange requirements in connection with this offering of the Shares, and

(iii)       any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)         In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 10(a), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i)  the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii)  the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (A) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, and all of their respective officers, employees and agents, and all persons, if any, who control any Underwriter within the meaning of either section 15 of the Securities Act or section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (B) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such section. In the case of any such separate firm for the Underwriters and such officers, employees and agents, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by Scotia Capital, CIBC and RBC. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested the indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (I) such settlement is entered into more than 60 days after receipt by the indemnifying party of the aforesaid request and (II) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. The indemnifying party shall not, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(c)          To the extent the indemnification provided for in Section 10(a) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i)  in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii)  if the allocation provided by clause 10(c)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(c)(i) above but also the relative fault of the Corporation on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Corporation and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of each of the Prospectuses, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Corporation on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint (nor joint and several).

(d)         The Corporation and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 10(c). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 10(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(e)          The indemnity and contribution provisions contained in this Section 10 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (i)  any termination of this Agreement, (ii)  any investigation made by or on behalf of any Underwriter, and any of their respective officers, employees or agents, any person controlling any Underwriter, or any affiliate of any Underwriter, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii)  acceptance of and payment for any of the Shares.

(f)           The indemnifying party hereby acknowledges and agrees that, with respect to this Section 10, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the indemnifying party under this Section 10 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

11.       Termination. The Underwriters may terminate this Agreement by notice given by you to the Corporation, if after the execution and delivery of this Agreement and prior to the Closing Date (i)  trading generally shall have been suspended or materially limited on, or by, as the case may be, either of the TSX or the NYSE, (ii)  a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred, (iii)  any moratorium on commercial banking activities shall have been declared by Canadian or United States authorities, (iv)  any inquiry, investigation or proceeding in relation to the Corporation or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), (v)  any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of the Underwriters, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Shares or which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), including as to the market price or value of the Shares, (vi)  there is, in the opinion of the Underwriters, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a material adverse effect on the Corporation and its subsidiaries (taken as a whole), including as to the market price or value of the Shares, or (vii) there shall have occurred any outbreak or escalation of hostilities, terrorist action, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause, makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

12.       Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, the other Underwriters shall have the right to purchase, but not the obligation to purchase, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and non-defaulting Underwriters have not elected to purchase such default Shares within 36 hours after such default, then each non-defaulting Underwriter shall have the several right to terminate its purchase obligation under this Agreement without any liability to it, and the Corporation shall have the right to proceed with the sale of the Shares (less the defaulted shares and any other terminations by the Underwriters) to the remaining Underwriters or to terminate this Agreement without liability on the part of any non-defaulting Underwriter or the Corporation. In any such case either you or the Corporation shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Corporation to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Corporation shall be unable to perform its obligations under this Agreement, the Corporation will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder. In all other instances, the Underwriters shall be solely responsible for their out-of-pocket expenses (including the fees and disbursements of their counsel) in connection with the transactions contemplated by this Agreement.

13.       Entire Agreement. (a)  This Agreement represents the entire agreement between the Corporation and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares. This Agreement supersedes that certain bid letter by and between Scotia Capital and the Corporation dated November 25, 2019.

14.       Acknowledgment of the Corporation. The Corporation acknowledges that in connection with the offering of the Shares: (i)  the Underwriters have acted at arm’s length, are not agents of, and have assumed no, and owe no, fiduciary or advisory duties to the Corporation or any other person, (ii)  the Underwriters owe the Corporation only those duties and obligations set forth in this Agreement, and (iii)  the Underwriters may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

15.       Action by the Underwriters. All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of matters relating to termination, and the settlement of any indemnity claim may be taken by you on your behalf and on behalf of the other Underwriters, and the execution of this Agreement shall constitute the Corporation’s authority for accepting notification of any such steps or instructions by you.

16.       TMX Group. Each of CIBC World Markets Inc., TD Securities Inc. and National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

17.       Counterparts. This Agreement may be signed in two or more counterparts (including by facsimile or pdf), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

18.       Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.       Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

20.       Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Scotia Capital, Scotia Plaza, 62nd Floor, 40 King St. West, Toronto, Ontario, M5H 3Y2, Attn: Jared Steinfeld, Managing Director, Investment Banking; CIBC, 161 Bay Street, 6th Floor, Toronto, ON, M5J 2S8; and RBC, 200 Bay St. South

Tower, 4th Floor, Toronto, ON, M5J 2W7; and with a copy to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, Attn: Joel E. Binder and with a copy to Paul, Weiss, Rifkind, Wharton & Garrison LLP, 77 King Street West, Suite 3100, Toronto, ON M5K 1J3 Attn: Christopher J Cummings; if to the Corporation shall be delivered, mailed or sent to Fortis Inc., attention of James R. Reid, EVP, Chief Legal Officer and Corporate Secretary, P.O. Box 8837, St. John’s, NF, A1B 3T2, with a copy to Davies Ward Phillips & Vineberg LLP, 155 Wellington St W, Toronto, ON M5V 3J7, Attn: Robin Upshall.

21.       Recognition of the U.S. Special Resolution Regimes.

(a)         In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)         In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 20:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)                                     a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)                                  a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)                               a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

22.       Severability. If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

23.       Time of The Essence. Time shall be of the essence in this Agreement.

24.       Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Signature pages follow.]

Very truly yours,

FORTIS INC.

By:	(Signed) “Jocelyn H. Perry”
	Name:	Jocelyn H. Perry
	Title:	Executive Vice President, Chief Financial Officer

By:	(Signed) “Regan O’Dea”
	Name:	Regan O’Dea
	Title:	Vice President, General Counsel

Accepted as of the date hereof

SCOTIA CAPITAL INC.

By:	(Signed) “Jared Steinfeld”
	Name:	Jared Steinfeld
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By:	(Signed) “David Williams”
	Name:	David Williams
	Title:	Managing Director

RBC DOMINION SECURITIES INC.

By:	(Signed) “Kyle Walker”
	Name:	Kyle Walker
	Title:	Managing Director

BMO NESBITT BURNS INC.

By:	(Signed) “Aaron Engen”
	Name:	Aaron Engen
	Title:	Managing Director

TD SECURITIES INC.

By:	(Signed) “Harold R. Holloway”
	Name:	Harold R. Holloway
	Title:	Managing Director

MORGAN STANLEY CANADA LIMITED

By:	(Signed) “Dougal MacDonald”
	Name:	Dougal MacDonald
	Title:	Managing Director

NATIONAL BANK FINANCIAL INC.

By:	(Signed) “Iain Watson”
	Name:	Iain Watson
	Title:	Managing Director

WELLS FARGO SECURITIES CANADA, LTD.

By:	(Signed) “Chase Robinson”
	Name:	Chase Robinson
	Title:	Director

DESJARDINS SECURITIES INC.

By:	(Signed) “Andrew Kennedy”
	Name:	Andrew Kennedy
	Title:	Managing Director, Investment Banking

INDUSTRIAL ALLIANCE SECURITIES INC.

By:	(Signed) “David Beatty”
	Name:	David Beatty
	Title:	Managing Director, Investment Banking

MUFG SECURITIES (CANADA), LTD.

By:	(Signed) “Jason Stanger”
	Name:	Jason Stanger
	Title:	Director, Head of Capital Markets

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased
Scotia Capital Inc.	4,604,000
CIBC World Markets Inc.	1,726,500
RBC Dominion Securities Inc.	1,726,500
BMO Nesbitt Burns Inc.	1,035,900
TD Securities Inc.	1,035,900
Morgan Stanley Canada Limited	345,300
National Bank Financial Inc.	345,300
Wells Fargo Securities Canada, Ltd.	345,300
Desjardins Securities Inc.	115,100
Industrial Alliance Securities Inc.	115,100
MUFG Securities (Canada), Ltd.	115,100
Total:	11,510,000

Schedule I-1

SCHEDULE II

Time of Sale Prospectus

U.S. Preliminary Prospectus

Term sheet containing the terms of the Securities dated November 25, 2019, substantially in the form of Schedule II-A

Schedule II-1

Schedule II-A

Schedule II-1

Fortis Inc.

Treasury Offering of Common Shares

Term Sheet	November 25, 2019

A final base shelf prospectus dated December 6, 2018 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and “Risks Related to the Common Shares” in the prospectus supplement.

Fortis Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	Fortis Inc. (the “Corporation”).

Issue:	11,510,000 common shares (the “Shares”).

Issue Amount:	C$600 million (the “Offering”).

Issue Price:	C$52.15 per Share.

Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days after closing of the Offering (“Closing”), to purchase up to an additional 1,726,500 Shares at the offering price and on the same terms and conditions as set forth herein to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:

The Corporation intends to use the net proceeds of the Offering and the Concurrent Offering (as defined below) to fund the Corporation’s capital plan, the repayment of indebtedness of the Corporation and for general corporate purposes.

Dividends:

The Corporation currently pays a quarterly dividend of C$0.4775 per Share. On November 20, 2019 the board of directors of the Corporation declared a first quarter dividend for 2020 of C$0.4775 per Share, which will be paid on March 1, 2020 to holders of record on February 18, 2020.

Issue Type and Jurisdictions:

Bought deal by way of a prospectus supplement to the Corporation’s short form base shelf prospectus dated December 6, 2018 to be filed in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Concurrent Offering:

Concurrently with the announcement of the Offering, the Corporation has entered into an agreement with an institutional investor providing for the sale by the Corporation to certain funds managed by the institutional investor of 9,587,728 Shares at a price of C$52.15 per Share, for total gross proceeds of C$500 million (the “Concurrent Offering”). The Concurrent Offering will be completed pursuant to a prospectus supplement filed under the prospectus and, while subject to certain terms and conditions, is not conditional upon the completion of the Offering. The completion of the Offering is not conditional on the completion of the Concurrent Offering.

Listing:	The Shares are listed on the TSX and the NYSE under the symbol “FTS”.

Eligibility:	Subject to customary qualifications, the Shares will be qualified investments for RRSPs, RRIFs, RESPs, RDSPs and TFSAs.

Bookrunners:	Scotia Capital Inc., CIBC Capital Markets and RBC Capital Markets.

Commission:	4.00%, payable upon Closing.

Closing:	On or about December 3, 2019.

SCHEDULE III

Press release dated November 25, 2019, substantially in the form of Schedule III-A.

Schedule III

SCHEDULE III-A

Schedule III A-1

FOR IMMEDIATE RELEASE

St. John’s, NL — November 25, 2019

FORTIS INC. ANNOUNCES C$1.1 BILLION OFFERING OF COMMON SHARES COMPRISED OF C$600 MILLION BOUGHT DEAL AND CONCURRENT C$500 MILLION OFFERING TO INSTITUTIONAL INVESTOR

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS) announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc., CIBC Capital Markets and RBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase from Fortis, on a “bought deal” basis, and sell to the public, 11,510,000 common shares of Fortis (the “Common Shares”) at a price of C$52.15 per Common Share, resulting in gross proceeds for Fortis of C$600 million (the “Bought Deal”).

Fortis has granted the Underwriters the option to purchase up to an additional 1,726,500 Common Shares to cover over-allotments, if any, and for market stabilization purposes, exercisable during the 30 days following the closing of the Bought Deal (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the Bought Deal will result in gross proceeds for Fortis of C$690 million.

Fortis also announced today that it has entered into an agreement with an institutional investor in the United States that has agreed to purchase (the “Concurrent Offering” and together with the Bought Deal, the “Offerings”) 9,587,728 Common Shares at a price of C$52.15 per Common Share, resulting in gross proceeds for Fortis of C$500 million.

The Common Shares offered in the Concurrent Offering are being sold directly to the institutional investor without an underwriter or placement agent.

Fortis has provided notice to the agents under the equity distribution  agreement  dated  December 10, 2018, relating to its at-the-market distribution (the “ATM Distribution”), that the Corporation is terminating its ATM Distribution as of today. The equity required by the Corporation to fund its ongoing capital plan is expected to be obtained through the Offerings and the Corporation’s dividend reinvestment program (“DRIP”) and, as a result, the ATM Distribution is no longer necessary.

The net proceeds of the Offerings will be used to fund the Corporation’s capital plan, repay indebtedness of Fortis and for general corporate purposes. “As we discussed on our recent quarterly call, our utility businesses are demonstrating strong growth, driven by investments to deliver cleaner energy and strengthen our energy networks. Furthermore, the recent FERC decision in respect of the return on equity for transmission removes a risk for our shareholders and allows Fortis to accelerate the funding outlined in our 5-year capital growth plan,” said Mr. Barry Perry, President and Chief Executive Officer of Fortis Inc.

Fortis also announced today that, subject to the approval of the TSX, it will be terminating the 2% discount currently offered on the purchase of Common Shares under its DRIP with effect for the March 1, 2020 dividend. As a result of the termination by Fortis of the discount under its DRIP, Fortis expects the rate of DRIP participation by the Corporation’s shareholders to decrease.

In respect of each Offering, a separate prospectus supplement (each, a “Prospectus Supplement”) to the Corporation’s Canadian base shelf prospectus (the “Base Prospectus”) dated December 6, 2018 will be filed in Canada with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission (the “SEC”) under the Corporation’s U.S. registration statement on Form F-10 filed on November 29, 2018, amended on December 7, 2018, and which became effective on December 7, 2018. Each Prospectus Supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Completion of each of the Offerings is subject to customary conditions and the receipt of all necessary stock exchange approvals, including the approvals of the TSX and the NYSE. Closing is expected to occur on or about December 3, 2019.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Fortis Inc. has filed a registration statement (including a prospectus) with the SEC for the Bought Deal. Before you invest, you should read the prospectus supplement relating to the Bought Deal, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Bought Deal. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Bought Deal will arrange to send you the prospectus or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue  of  C$8.4 billion  and  total  assets  of   approximately   C$53 billion   as   at   September 30, 2019. The Corporation’s 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedar.com or www.sec.gov.

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of

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1995 (collectively referred to as “forward-looking information”). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the gross or net proceeds of the Offerings; the Corporation’s expected use of the net proceeds from the Offerings; and the timing of the expected closing of the Offerings; the expectations that the equity required by the Corporation to fund its ongoing capital plan will be obtained by the Offerings and the DRIP; and the expectation that the discount under the DRIP will cease to apply with effect for the March 1, 2020 dividend and that the rate of participation in the DRIP by the Corporation’s shareholders may decrease as a result.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors and risk factors relating to the Common Shares, reference should be made to the Prospectus Supplements to be filed on SEDAR and EDGAR, together with the Base Prospectus to which they relate, and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate
Fortis Inc.	Affairs
248.946.3572	Fortis Inc.
samaimo@fortisinc.com	709.737.5323
media@fortisinc.com

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SCHEDULE IV

MATTERS TO BE COVERED BY

INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1.                                      The Corporation is a corporation existing under the Corporations Act (Newfoundland and Labrador).

2.                                      The Corporation has all necessary corporate power and capacity to (i) own, lease and operate its property and carry on its business as described in the Canadian Prospectus, and (ii) execute and deliver this Agreement and to perform its obligations thereunder.

3.                                      The execution and delivery of this Agreement by the Corporation and the performance of its obligations thereunder have been duly authorized by all necessary corporate action on the part of the Corporation.

4.                                      This Agreement has been duly executed and delivered by the Corporation.

5.                                      This Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation by the Underwriters in accordance with its terms.

6.                                      The execution and delivery of this Agreement by the Corporation and the performance of its obligations thereunder do not (a) contravene, constitute a default (or an event or condition that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in a breach of (i) the articles or by-laws of the Corporation, (ii) any laws of the Province of Newfoundland and Labrador or the federal laws of Canada applicable therein (“Newfoundland Laws”) or any laws of the Province of Ontario or the federal laws of Canada applicable therein (“Ontario Laws”, and together with Newfoundland Laws, “Applicable Laws”), (iii) any of the agreements or instruments described in Schedule A hereto (the “Material Agreements”), or (iv) to our knowledge, any judgement, order or decree or any government body, agency or court in Canada having jurisdiction over the Corporation or FortisBC Energy Inc., or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Corporation under any of the Material Agreements.

7.                                      The authorized capital of the Corporation consists of (i) an unlimited number of Shares, (ii) an unlimited number of first preference shares, issuable in series, and (iii) an unlimited number of second preference shares, issuable in series.

8.                                      The execution by the Corporation of the preliminary short form base shelf prospectus of the Corporation in the English language dated November 29, 2018 (the “Preliminary Canadian Base Prospectus”), the Canadian Base Prospectus and the Canadian Prospectus Supplement, to the extent required by Canadian Securities Laws to be executed, and the filing by the Corporation of the Preliminary Canadian Base Prospectus, the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Canadian Qualifying Authorities has, in each case, been duly authorized by all necessary corporate action on the part of the Corporation.

9.                                      The attributes of the Shares conform, in all material respects, with the description thereof contained under the heading “Description of Securities Offered — Common Shares” in the Canadian Prospectus.

Schedule IV-1

10.                               The issuance of the Shares has been duly authorized by the Corporation and, upon receipt by the Corporation of consideration therefor in accordance with the terms of this Agreement, the Shares will be validly issued, fully-paid and non-assessable Shares.

11.                               Except as have been obtained or made, no consent, approval, authorization or order of, or filing with, any governmental body or regulatory authority of the Province of Ontario or the Province of Newfoundland and Labrador is required under Applicable Laws to be obtained or made by the Corporation in connection with the execution and delivery by the Corporation of this Agreement and the performance of its obligations thereunder.

12.                               The French language version of the Canadian Prospectus is in all material respects a proper and reasonable translation of the English language version thereof and is not susceptible of any materially different interpretation with respect to any material matter contained therein.

13.                               Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (including, in each case, the documents incorporated by reference therein, but excluding, in each case, the financial statements and other financial or statistical data contained or incorporated by reference therein or omitted therefrom), appears on its face, as of the date of the filing thereof, to have been appropriately responsive in all material respects to the form requirements of Ontario Securities Laws (being the Securities Act (Ontario), together with the regulations and rules thereunder and all local instruments of the Ontario Securities Commission (the “OSC”) and the national or multilateral instruments of the Canadian Securities Administrators that are applicable in the Province of Ontario), including the Canadian Shelf Procedures, as interpreted and applied by the OSC.

14.                               All necessary documents have been filed, all necessary proceedings have been taken and all necessary approvals, permits, consents and authorizations of the Canadian Qualifying Authorities have been obtained, in each case by the Corporation under Canadian Securities Laws, to qualify the distribution of the Shares to the public in each of the Canadian Qualifying Jurisdictions by or through persons or companies who are registered in an appropriate category of registration under applicable Canadian Securities Laws and have complied with the relevant provisions of such Canadian Securities Laws and the terms and conditions of their registration.

15.                               The statements set out in the Canadian Prospectus under the headings “Enforceability of Certain Civil Liabilities”, to the extent that they constitute matters of law or legal conclusions, have been reviewed by us and fairly present the information disclosed therein in all material respects, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.

16.                               The statements set out in the Canadian Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and under the heading “Eligibility for Investment” fairly summarize, in all material respects, the matters described therein, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.

17.                               No withholding tax imposed under the federal laws of Canada will be payable in respect of the payment or crediting of any commission or fee as contemplated by this Agreement to an Underwriter that is not resident in Canada, but resident in the United States, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention (1980) (a “Qualifying U.S. Underwriter”), provided that any such commission or fee is payable in respect of services rendered by such Qualifying U.S. Underwriter wholly outside of Canada.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law,

Schedule IV-2

rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

Schedule IV-3

SCHEDULE “A” TO SCHEDULE IV

Third amended and restated credit agreement dated as of July 31, 2017 between the Corporation, as borrower, The Bank of Nova Scotia (“BNS”), as underwriter, sole lead arranger and bookrunner, and administrative agent, and Canadian Imperial Bank of Commerce and Royal Bank of Canada, as co-syndication agents, and the lenders from time to time party thereto, as amended by a first amending agreement dated May 11, 2018 and a second amending agreement dated May 13, 2019, in each case, between the Corporation, BNS and the other lenders named therein.

Schedule IV-1

SCHEDULE V

MATTERS TO BE COVERED BY

INITIAL OPINION OF CORPORATION’S U.S. COUNSEL

1.                                      Assuming the compliance of the Canadian Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Province of Ontario and other requirements of Canadian law, the Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

2.                                      No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Corporation under any Applicable Law for the issuance or sale of the Shares or the performance by the Corporation of its obligations under this Agreement, except that such counsel need not express any opinion with respect to any filing with the SEC that may be required to be made by the Corporation under federal securities laws after the date the opinion is rendered. For purposes of the opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of the opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement; provided that Applicable Laws shall not include federal securities laws (except for purposes of the opinions expressed in paragraphs 1 above, this paragraph 2 and paragraph 4 below, but only to the extent and subject to the limitations set forth therein), state securities or blue sky laws, and any anti-fraud laws.

3.                                      Assuming that this Agreement has been duly authorized by the Corporation, this Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Corporation.

4.                                      The Corporation is not, and after giving effect to the offer and sale of the Shares and the Concurrent Offering Shares and the application of the proceeds thereof as described in the U.S. Prospectus will not be, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

5.                                      The statements in the Time of Sale Prospectus and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations” with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, have been reviewed by us and fairly summarize the matters described under this heading in all material respects.

6.                                      Neither the execution and delivery of this Agreement, nor the issue and sale of the Shares, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto (except with respect to any provision

Schedule V-1

thereof to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination) or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, other than any federal or state securities laws (as to which such counsel expresses no opinion) and excluding the Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to the Corporation of any United States federal or New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Corporation or any of its properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Corporation and its subsidiaries, taken as a whole.

Such counsel will state that to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened. For purposes of the opinion, the expression “knowledge” refers to the actual knowledge as of the date of the opinion of the attorneys of the New York office of such counsel (to be listed) who have rendered legal services to the Corporation in connection with the transactions contemplated by this Agreement.

In rendering such opinion, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law, rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, (B) rely as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

Such counsel will also state that they have reviewed the Registration Statement, the Time of Sale Prospectus and U.S. Prospectus and have participated in conferences with representatives of the Corporation, representatives of the independent chartered accountants for the Corporation, the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Time of Sale Prospectus and U.S. Prospectus and related matters were discussed. Given that many determinations involved in the preparation of the Registration Statement, the Time of Sale Prospectus and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of the letter, such counsel may state that they have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in any of them, and have made no independent check or verification thereof. Subject to the foregoing and in the course of such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts came to such counsel’s attention that gave them reason to believe that (a) the Registration Statement, at the time it became effective, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Time of Sale Prospectus, as of the Applicable Time, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or (c) the U.S. Prospectus, as of its date or as of the Closing Date (or the Option Closing Date, as applicable), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. In each case, counsel need not express any belief as to

Schedule V-2

financial statements and related notes thereto, financial statement schedules or the financial, accounting or statistical information or data contained or incorporated by reference in or omitted from the Registration Statement, the Time of Sale Prospectus and the U.S. Prospectus.

SCHEDULE A TO SCHEDULE V

The indenture dated as of October 4, 2016, as amended and supplemented by a first supplemental indenture dated as of October 4, 2016 between the Corporation, as issuer, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee.

Schedule V-3

SCHEDULE VI

OFFICER’S CERTIFICATE

I, Jocelyn H. Perry, the Executive Vice President, Chief Financial Officer of Fortis Inc. (the “Corporation”), a company continued under the Corporations Act (Newfoundland and Labrador), do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 6(b) of the Underwriting Agreement dated November 26, 2019 (the “Underwriting Agreement”) among the Corporation, Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Morgan Stanley Canada Limited, National Bank Financial Inc., Wells Fargo Securities Canada, Ltd., Desjardins Securities Inc., Industrial Alliance Securities Inc. and MUFG Securities (Canada), Ltd., and without personal liability, that:

(i)                                     I am the Executive Vice President, Chief Financial Officer of the Corporation;

(ii)                                  I am knowledgeable with respect to regulatory matters affecting the Corporation and its subsidiaries; and

(iii)                               The statements included in, or included in documents incorporated by reference in, the Registration Statement, the Time of Sale Prospectus and the Prospectuses, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to the regulation of the generation, transportation or delivery of natural gas, oil or electricity, including pipelines, transmission and distribution lines, storage facilities and related facilities and equipment, in a jurisdiction where the Corporation or its subsidiaries conduct their electric and gas utilities related activities, fairly summarize in all material respects the matters referred to therein, as of the date of the document in which such statements are included.

This certificate is to assist the Underwriters in conducting and documenting their investigation of the affairs of the Corporation in connection with the issue and sale of common shares of the Corporation pursuant to the Underwriting Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Underwriting Agreement.

Date:	by
		Name:	Jocelyn H. Perry
		Title:	Executive Vice President, Chief Financial Officer

Schedule VI-1